Exhibit (d)(6)

BLACKBAUD EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the “Agreement”) is made and entered into as of the 29th day of May, 2008 by and between Blackbaud, Inc., a corporation organized under the laws of South Carolina (the “Company”), and Jeff Kuligowski, an individual resident of the State of California (the “Employee”).

RECITALS

The Company is engaged in a highly competitive business involving the developing and marketing of products and services for nonprofit organizations. The Company’s business includes developing, marketing, training and supporting customers and clients on the use of the Company’s products and services, which are designed to help nonprofits use technology, and related information and services to better manage their financial, fundraising, administrative and other operations.

Employee will become familiar with the Company’s customers, prospective customers and other valuable confidential and proprietary information, procedures and processes, all of which are the property of the Company.

Employee and the Company agree that the covenants contained herein are reasonable and that adequate consideration has been given by the Company in terms of the salary and benefits that Employee will receive as a result of entering into this Employment Agreement with the Company, executed contemporaneously herewith.

THEREFORE, in consideration of Company’s employment of Employee as of the Employment Effective Date (defined below), and the terms and provisions of this Agreement, the parties hereto agree as follows:

1. Employment and Duties. The Company shall employ the Employee in accordance with the terms of this Agreement as Vice-President of the Company or in such other responsibilities or additional Employee capacities as the Company may from time to time reasonably determine. Employee acknowledges that he/she is an employee at-will, and that this Agreement does not alter such status.

2. Exclusive Employment. The Employee will serve the Company faithfully and to the best of his/her ability, and will devote his/her full time and best efforts, energy and skill to the business of the Company. During the term of the Employee’s employment hereunder, the Employee shall not actively engage in any business for his/her own account and/or will not accept any employment whatever from any other person, business, enterprise or entity without the prior written approval of the Company; provided, however, nothing in this Agreement shall restrict the Employee from making passive investments using his/her personal assets so long as such investments do not interfere with the performance of the Employee’s duties under this Agreement.

NOTICE: THIS CONTRACT IS SUBJECT TO ARBITRATION PURSUANT TO S.C. CODE ANN. § 15-48-10 ET SEQ., TO THE EXTENT PROVIDED IN SECTION 13 BELOW, EXCEPT TO THE EXTENT THAT THE FEDERAL ARBITRATION ACT APPLIES.

3. Death and Disability. The Employee’s employment hereunder shall terminate automatically upon his/her death or permanent disability.

4. Compensation and Benefits.

(a) Base Salary. During the term of the Employee’s employment hereunder, the Company shall pay to the Employee an annual base salary of $250,000, less applicable taxes and withholdings, payable in equal monthly or more frequent installments as may be customary under the Company’s payroll practices from time to time. The Company may review and adjust the Employee’s base salary from year to year.

(b) Other Benefits. During the term of the Employee’s employment hereunder, the Employee shall be eligible to participate in the Company’s bonus plan and all employee benefit plans, as may be available, or not, from time to time, subject to the terms and conditions of the individual plans.

5. Return of Property and Confidential Information. Upon the termination of the Employee’s employment under this Agreement, regardless of the date, cause or manner of such termination, the Employee (or, in the event of the death of the Employee, his/her personal representative, heirs, successors or assigns) shall turn over and return to the Company all property whatsoever of the Company in or under his/her (or their) possession or control, including without limitation all “confidential information” as that term is defined in Paragraph 6 below, all price lists, customer lists, product design information, programs, software, and all other information relating to the Company’s business, and all copies thereof.

6. Covenant Not to Divulge Confidential Information. The Company’s ability to compete depends upon the relationships it builds with customers, sources of referral, and the body of other confidential and proprietary information it maintains. Employee acknowledges that during and as a result of his/her employment hereunder, Employee will obtain, contribute to, and use valuable confidential information of a special and unique nature relating to the Company’s business matters. As used in this Agreement, the term “Confidential Information” means any knowledge, information or property relating to, or used or possessed by, the Company, and includes, without limitation, the following: trade secrets; patents, copyrights, software (including, without limitation, all programs, specifications, applications, routines, subroutines, techniques, algorithms, and ideas for formulae); products and/or services, concepts, inventions, know-how, data, drawings, designs and documents; names and/or lists of clients, customers, client and/or customer usage, prospective clients and/or customers, employees, agents, contractors, and suppliers; marketing information, business plans, business methodologies and processes, strategies; financial information and other business records; and all copies of any of the foregoing, including notes, extracts, memoranda prepared or suffered or directed to be prepared by Employee based on any Confidential Information. Employee agrees that all information possessed by him, or disclosed to him, or to which Employee obtains access during the course of Employee’s employment with the Company shall be presumed to be Confidential Information under the terms of this Agreement, and the burden of proving otherwise shall rest with Employee. As a material inducement to Blackbaud to pay compensation to Employee, Employee agrees that during and after Employee’s employment, the Employee shall not, without the Company’s consent:

(a) Use any Confidential Information except in the performance of services on behalf of the Company hereunder,

(b) Reveal or disclose any such Confidential Information to any person, business, enterprise or entity outside the Company,

(c) Make any copies, duplicates or reproductions of any Confidential Information,

(d) Authorize or permit any other person or entity to use, copy, disclose, publish or distribute any Confidential Information, or

(e) Remove or aid in the removal from the Company’s premises any Confidential Information or any material relating thereto except in the performance of services hereunder.

Confidential Information shall constitute “trade secrets” under the South Carolina Trade Secrets Act, S.C. Code Ann. § 39-8-10 et seq., and the Company is entitled to avail itself of any and all remedies provided for under the Act.

7. Innovations.

(a) During the period of Employee’s employment with the Company, all Confidential Information including, but not limited to, all processes, products and/or services, methods, improvements, discoveries, inventions, ideas, creations, designs, enhancement or improvement, trade secrets, know-how, machines, programs, routines, subroutines, techniques, ideas for formulae, writings, books and other works of authorship, copyrights, business concepts, plans, methodologies, processes, projections and other similar items, as well as all business opportunities, conceived, authored, designed, devised, developed, perfected, reduced to practice or made by the Employee, whether alone or in conjunction with others, and related in any manner to the actual or anticipated business of the Company or to actual or anticipated areas of research and development, whether or not patentable, (collectively, the “Intellectual Property”), shall be promptly disclosed to and become the property of the Company, and Employee hereby does and agrees to assign, transfer and convey all worldwide right, title and interest in and to the Intellectual Property to the Company. Employee further agrees to make and provide to the Company any documents, instruments or other materials necessary or advisable to vest, secure, evidence, register, record, renew, maintain or extend the Company’s ownership of the Intellectual Property, and patents, copyrights, trademarks and similar foreign and domestic property rights with respect to the Intellectual Property. The term “Intellectual Property” shall be given the broadest interpretation possible and shall include any Intellectual Property conceived, authored, designed, devised, developed, perfected, reduced to practiced or made by the Employee during off-duty hours and away from the Company’s premises, as well as to those conceived, authored, designed, devised, developed, perfected, reduced to practice or made in the regular course of Employee’s performance.

(b) Any Intellectual Property authored, designed, devised, developed, perfected, reduced to practice or made by the Employee within six (6) months after termination of Employee’s employment with the Company, which relates in any way to e-commerce, accounting, fundraising, financial management, ticket sales, education administration, and/or web site management for non-profit organizations, shall be conclusively presumed to have been conceived during such employment, and the burden of proving otherwise shall rest with Employee.

(c) Disclosure of Prior Innovations. You have identified on Exhibit B (“Prior Innovations”) attached hereto all Innovations, applicable to the business of Company or relating in any way to Company’s business or demonstrably anticipated research and development or business, which were conceived, reduced to practice, created, derived, developed, or made by me prior to my employment with Company (collectively, the “Prior Innovations”), and represent that such list is complete, represent that you have no rights in any such Innovations other than those Prior Innovations specified in Exhibit B. If there is no such list on Exhibit B, you represent that you have neither conceived, reduced to practice, created, derived, developed nor made any such Prior Innovations, prior to or at the time of signing this Agreement. “Innovations” means all processes, machines, manufactures, compositions of matter, improvements, inventions (whether or not protectable under patent laws), works of authorship, information fixed in any tangible medium of expression (whether or not protectable under copyright laws), moral rights, mask works, trademarks, trade names, trade dress, trade secrets, know-how ideas (whether or not protectable under trade secret laws), and all other subject matter protectable under patent, copyright, moral right, mask work, trademark, trade secret or other laws, and includes without limitation all new or useful art, combinations, discoveries, formulae, manufacturing techniques, technical developments, discoveries, artwork, software, and designs.

(d) Non-assignable Inventions. This Agreement does not apply to an invention which qualifies fully as a non-assignable invention under the provisions of Section 2870 of the California Labor Code. You acknowledge that a condition for an Invention to qualify fully as a non-assignable invention under the provisions of Section 2870 of the California Labor Code is that the invention must be protected under patent laws. You have reviewed the notification in Exhibit C (“Limited Exclusion Notification”) and agree that your signature acknowledges receipt of the notification. However, you agree to disclose promptly in writing to Company all Innovations (including inventions) conceived, reduced to practice, created, derived, developed, or made by you during the term of my employment and for three (3) months thereafter, whether or not you believe such Innovations are subject to his Agreement, to permit a determination by Company as to whether or not the Innovations should be the property of Company Any such information will be received in confidence by Company.

8. Non-Solicitation Covenants.

(a) Non-solicitation of Customers or Prospects. You acknowledge that information about Company’s customers is confidential and constitutes trade secrets. Accordingly, you agree that during the term of this Agreement and for a period of one (1) year after the termination of this Agreement, you will not, either directly or indirectly, separately or in association with others, interfere with, impair, disrupt or damage Company’s relationship with any of its customers or customer prospects by soliciting or encouraging others to solicit any of them for the purpose of diverting or taking away business from Company.

(b) Non-solicitation of Company’s Employees. You agree that during the term of this Agreement and for a period of one (1) year after the termination of this Agreement, you will not, either directly or indirectly, separately or in association with others, interfere with, impair, disrupt or damage Company’s business by soliciting, encouraging or attempting to hire any of Company’s employee or causing others to solicit or encourage any of Company’s employees to discontinue their employment with Company.

9. Non-Competition Covenant.

(a) Employee acknowledges that the services he/she is to render are of a special and unusual nature with a unique value to the Company, the loss of which cannot adequately be compensated by damages. As a material inducement to the Company to employ and pay compensation to Employee, the

Employee hereby promises and agrees that for a period of one (1) year after the date his/her employment hereunder is terminated, regardless of the date, cause or manner of such termination, he/she will not, either directly or indirectly, for himself/herself or on behalf of any other person, business, enterprise or entity, compete with the Company by providing Covered Services to any other person, business, enterprise or entity which is a direct competitor of the Company in the providing of services to non-profit organizations within any geographic area in which Employee was assigned or had responsibility for, or with which Employee had substantial contact or information during the two year period immediately preceding the date of Employee’s termination from the Company. For purposes of this Agreement, “Covered Services” means any products and/or services that are related (1) to the design, development, marketing, licensing, leasing, rental or sale of software, software applications, internet applications, donor research and management, prospective donor analysis or e-commerce solutions, or consulting and/or other services with respect thereto, or to (2) products and /or services used by non-profit organizations in connection with fund raising, e-commerce, accounting or school administration, or (3) to any other business and/or products and/or services engaged in by Company during Employee’s employment with Company.

(b) In addition to, but not in limitation of the restrictions of Section 9(a) above, the Employee further promises and agrees: (1) that he/she will not advertise or market services as a “Blackbaud, Inc.,” or a “former Blackbaud, Inc.,” consultant, or any variant or similar designation, and (2) that he/she will not advertise or market services as a consultant or expert, or any variant or similar designation, in Blackbaud products, including but not limited to, “Raiser’s Edge,” “Sphere,” or “Blackbaud NetCommunity.”

10. Remedies.

(a) Injunctive Relief. In the event of a breach or threatened breach by Employee of any of the provisions of Sections 5, 6, 7, 8, or 9, the Company, in addition to, and not in limitation of, any other rights, remedies, or damages available to the Company at law or in equity, shall be entitled to obtain (without the necessity of posting a bond) a temporary restraining order, preliminary injunction, and permanent injunction in order to prevent or restrain any such breach by Employee or by Employee’s partners, agents, representatives, servants, employers, employees, companies, consulting clients, and/or any and all persons directly or indirectly acting for or with Employee. Employee acknowledges and agrees that in the event of any breach by Employee of the covenants set forth in this Agreement, the Company shall suffer immediate and irreparable harm for which the remedy of monetary damages, alone will be inadequate. For purposes of injunctive or similar equitable relief, the time periods of restriction set forth in Sections 8 and 9 above shall be extended by a period of time equal to the period of time during which Employee shall have been violating this Agreement.

(b) Attorneys’ Fees and Costs. In the event that either the Company or the Employee invokes legal or equitable proceedings against the other under the terms of this Agreement, the losing party shall be required to pay to the prevailing party its reasonable attorneys’ fees and costs as determined by the Court and/or Arbitrator(s).

(d) Alternatives. The Company shall have the option, in its sole discretion, to enforce the various restrictions of Sections 5, 6, 7, 8, and 9 cumulatively or in the alternative.

11. Effect of Termination. The provisions of Sections 5 through 9 hereof shall survive the termination of the Employee’s employment hereunder, regardless of the date, cause or manner of such termination, and such termination shall not impair or otherwise affect the Employee’s obligations to strictly observe the provisions of such Sections. The Employee agrees that the Company shall be entitled to an injunction restraining any violations by the Employee of the applicable provisions of Sections 5 through 9. The Employee agrees that such right to an injunction is cumulative and in addition to whatever other remedies the Company may have against the Employee.

12. Notices. All notices and other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given when placed in the United States mail by certified mail, return receipt requested, postage prepaid, addressed to the parties hereto as follows (provided that notice of change of address shall be deemed given only when received):

As to the Company:	Blackbaud, Inc. 2000 Daniel Island Drive Charleston, South Carolina 29492 Attn: John Mistretta

As to the Employee:	Jeff Kuligowski

___________________________

___________________________

The address of both the Company (and the person to whose attention a notice or other communication shall be directed) and the Employee may be changed from time to time by either party serving notice upon the other.

13. Dispute Resolution. The parties hereto agree that all disputes, controversies and claims arising between them concerning the subject matter of this Agreement, other than controversies involving any matter addressed in Sections 5, 6, 7, 8, or 9, shall be settled by arbitration in South Carolina in accordance with the laws of South Carolina. If the parties to any such dispute, controversy or claim are unable to agree upon an arbitrator or arbitrators, then the mater shall be resolved by an arbitrator or arbitrators appointed by the American Arbitration Association, as it may determine, in accordance with the rules and practices, then obtaining, of such association. Any arbitration pursuant to this Section 13 shall be final and binding on the parties, and judgment upon the award rendered in any such arbitration may be entered in any court, state or federal, having jurisdiction. The parties expressly acknowledge that they are waiving their rights to seek remedies in court, including, without limitation, the right (if any) to a jury trial, except to the extent of the obligations in Sections 5, 6, 7, 8, or 9 as to which the parties are reserving their court remedies except the right (if any) to a jury trial, which is waived.

14. Miscellaneous.

(a) Assignment. The Employee may not assign this Agreement or any of his rights, benefits, obligations or duties hereunder to any other person, firm, corporation or other entity, said rights, duties and obligations of the Employee being personal and nonassignable. This Agreement may be assigned by the Company without the Employee’s consent

(b) Non-Waiver. No waiver by either party of any breach by the other party of any provision hereof shall be deemed to be a waiver of a later or other breach thereof or as a waiver of any such or other provision of this Agreement.

(c) Law Applicable. This Agreement is governed by the laws of the State of South Carolina, without reference to principles of conflict of laws.

(d) Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Company, its successors and assigns. This Agreement shall be binding upon and inure to the benefit of the Employee, his heirs, executors and administrators.

(e) Entire Agreement. This Agreement, and the signed offer letter attached hereto as Exhibit A, constitute the entire agreement between the parties with respect to the subject matter hereof and supersede and cancel all prior or contemporaneous oral or written agreements and understandings between them with respect to the subject matter hereof. In the event any portion of this Agreement is inconsistent with the aforementioned offer letter, this Agreement shall apply. This Agreement may not be changed or modified orally but only by an instrument in writing signed by the parties hereto, which instrument states that it is an amendment to this Agreement.

(f) Severability. In the event that any provision of this Agreement shall be held to be invalid or unenforceable, the remaining provisions thereof shall nevertheless continue to be valid and enforceable as though the invalid or unenforceable provision(s) had not been included therein. In the event that any provision of Sections 8 or 9 relating to the time period and/or the geographical area of restriction and/or related aspects is found by a court of competent jurisdiction to exceed the maximum restrictiveness such court deems reasonable and enforceable, then it is the express desire and intent of both parties that such provision not be rendered invalid thereby, but rather that the duration, geographic scope, or nature of the restriction be deemed reduced or modified to the extent necessary to render such provision reasonable, valid and enforceable. The time period and/or geographical area of restriction and/or related aspects deemed reasonable and enforceable by the court shall then become, and thereafter be, the maximum restriction in such regard, and the provision, as reformed, shall remain valid and enforceable

(g) Execution. This Agreement may be executed in duplicate counterparts, each of which shall be deemed an original hereof.

(h) Withholding. Notwithstanding any other provision of this Agreement, the Company may withhold from amounts payable under this Agreement all federal, state, local and foreign taxes that are required to be withheld by applicable laws or regulations.

15. EMPLOYMENT-AT-WILL RELATIONSHIP.

EMPLOYEE UNDERSTANDS AND ACKNOWLEDGES THAT HIS/HER EMPLOYMENT WITH THE COMPANY IS “AT-WILL,” WHICH MEANS THAT BOTH THE EMPLOYEE AND THE COMPANY HAVE THE RIGHT TO TERMINATE THE EMPLOYMENT RELATIONSHIP AT ANY TIME, WITH OR WITHOUT CAUSE. MOREOVER, EMPLOYEE SPECIFICALLY UNDERSTANDS AND ACKNOWLEDGES THAT THIS AGREEMENT DOES NOT ALTER HIS/HER AT-WILL EMPLOYMENT STATUS WITH THE COMPANY.

16. Employment Effective Date. The “Employment Effective Date” is the later of (i) the date of the execution of the Employment Agreement by the Employee or (ii) the “Expiration Date” and the Company’s acceptance for payment and payment for “Company Shares” tendered pursuant to the “Offer” as such terms are defined in the Merger Plan (which is defined in the offer letter attached hereto as Exhibit A.)

IN WITNESS WHEREOF, the Company has caused this Agreement to be signed by its duly authorized officer, and the Employee has hereunto set his hand, all as of the day and year first above written.

Blackbaud Inc.	Employee Name: Jeff Kuligowski

By:	Signature:

Name: John Mistretta

Title: Senior Vice President of Human Resources

EXHIBIT A

Offer Letter

May 28, 2008

Jeff Kuligowski

Kintera, Inc.

9605 Scranton Road

Suite 200

San Diego, CA 92121

Dear Jeff:

I am very pleased to offer you the position of Vice President of Sales of the Leopard division of Blackbaud, Inc. based in San Diego, California. You will report to Richard LaBarbera. We anticipate you will make significant contributions to our growing organization and look forward to your employment with Blackbaud which shall commence as of the Employment Effective Date indicated in the enclosed Employment Agreement (the “Employment Agreement”). All terms that are not defined herein shall have the meanings assigned to them in the Employment Agreement.

Your compensation will consist of the following components:

•	Base salary of $250,000 annually, which will be paid on a semi-monthly basis.

•

You will be eligible for a one-time guaranteed bonus of $100,000 conditioned upon your continuous employment with Blackbaud until February 16, 2009 (the “Bonus Payment Date”). This one-time guaranteed bonus shall be paid in shares of Blackbaud common stock. The number of shares you will receive will be determined by dividing $100,000 by the share price as of the closing of the Bonus Payment Date. The shares shall be granted to you and shall fully vest on the Bonus Payment Date. The shares shall be granted to you pursuant any applicable Blackbaud equity compensation plan and such shares shall be granted pursuant to a validly issued registration statement. Following this one-time guaranteed bonus, you shall be eligible to participate in Blackbaud’s bonus plan, as may be available, or not, from time to time, subject to the terms and conditions of the individual plans. The amount of such bonus will be comparable to the amounts currently received by Blackbaud vice presidents. Provided however, no one-time guaranteed bonus shall be paid to you if, prior to the Bonus Payment Date, you terminate your employment with Blackbaud without “Good Reason” or if Blackbaud terminates your employment for “Cause.” In addition, no one-time guaranteed bonus shall be paid to you, if, prior to the Bonus Payment Date, your employment is terminated due to your “permanent disability.” If you are terminated without Cause or if you resign for Good Reason prior to the Bonus Payment Date, you will receive your one-time guaranteed bonus and base salary through the Bonus Payment Date.

•	For purposes of this paragraph, “permanent disability” is defined as your inability to perform the essential functions of your job with or without a reasonable accommodation for a total of 90 days, whether or not consecutive, during the period from July 1, 2008 until December 31, 2008.

•

For the purposes of this paragraph, “Cause” shall mean: (i) your conviction of, or plea of no contest to, any crime (whether or not involving the Company) that constitutes a felony in the jurisdiction in which you are charged, other than unintentional motor vehicle felonies, routine traffic citations or a felony predicated exclusively on your “Vicarious Liability” (which for purposes of this paragraph shall mean any act for which you are constructively liable, including, but not limited to, any liability that is based on acts of Blackbaud for which you are charged solely as a result of your position with Blackbaud and in which you are not directly involved or did not have prior knowledge of such actions or intended actions); (ii) any act of theft, fraud or embezzlement, or any other willful misconduct or willfully dishonest behavior, which is materially detrimental to the reputation, business, and/or operations of Blackbaud; (iii) your repeated failure or refusal to perform your reasonably-assigned duties (consistent with past practice of Blackbaud) under your Employment Agreement (other than due to your incapacity due to illness or injury), provided that such repeated failure or refusal is not corrected as promptly as practicable; (iv) your violation of any material obligations contained in your Employment Agreement, which violation materially injures Blackbaud (such a determination of material injury shall be determined by Blackbaud in good faith). Provided, however, Blackbaud may not terminate for Cause under Sections (iii) and (iv) above without first giving Employee thirty (30) days prior written notice of the reasons for such termination for Cause and holding a hearing before the Blackbaud Board of Directors at which you will be given a reasonable opportunity to present rebuttal or mitigating evidence. The Board shall issue a final determination upon the existence of cause within three (3) business days thereafter.

•

“Good Reason” shall mean, the existence, without your consent, of any of the following events: (A) your base salary is reduced; (B) your place of employment is relocated to a location which is fifty miles from San Diego, California. In addition to any requirements set forth above, in order for any of the above events to constitute “Good Reason,” you must (X) inform Blackbaud of the existence of the event within thirty (30) days of the initial existence of the event, after which date Blackbaud shall have no less than thirty (30) days to cure the event that otherwise would constitute “Good Reason” hereunder and (Y) you must terminate your employment with Blackbaud for such “Good Reason” no later than sixty (60) days after the initial existence of the event that prompted the termination.

•

Subject to approval by Blackbaud’s Board of Directors, you will be granted restricted shares of Blackbaud common stock in an aggregate amount of $300,000. The number of restricted shares you will receive will be determined by dividing $300,000 by the share price as of the closing of the market on the day prior to approval of the Board of Directors. The restricted shares will vest equally over four years from the date of grant and shall be granted to you pursuant any applicable Blackbaud equity compensation plan that provides for such awards and such shares shall be granted pursuant to a validly issued registration statement.

•

You shall be paid $400,000 in a single lump sum cash payment within fifteen (15) days after the Employment Effective Date (as defined in the Blackbaud Employment Agreement) as settlement of those certain severance benefits provided to you in accordance with any and all employment agreements, offer letters, bonus compensation plans and/or severance agreements between you and Kintera, Inc. (“Prior Agreements”), and thereupon such Prior Agreements shall terminate and be of no further effect.

•

You will be eligible for the full range of standard benefits offered to all Blackbaud employees, including medical, dental, life, and 401(k). Most benefits are effective on your date of hire. A complete explanation of our benefits program will be provided to you during New Employee Orientation.

•

Your existing Kintera Options will be handled in accordance with Section 3.7 of the Agreement and Plan of Merger by and among Blackbaud, Inc., Eucalyptus Acquisition Corporation and Kintera, Inc. (“Merger Plan”), which reads as follows:

•

“[E]ffective as of the Effective Time: (a) each outstanding option to buy or receive, as applicable, shares of Company Common Stock granted under the Company Option Plans (a “Company Option”), with an exercise price equal to or greater than the Per Share Amount, whether or not then exercisable and vested, shall be cancelled; and (b) each outstanding Company Option with an exercise price less than the Per Share Amount shall be converted into an option to purchase shares of Parent common stock equal in value to the Per Share Amount, based on a price per share of the Parent common stock equal to the average closing price therefor over the 20 trading days ending 2 trading days prior to the Closing, with the same vesting schedule and other terms as provided in such Company Option, and such options shall be assumed by Parent.” [Capitalized terms are defined in Section 3.7 of the Merger Plan]. Notwithstanding the foregoing however, the vesting of your Company Options shall include such vesting acceleration as provided in the Prior Agreements.

•	Notwithstanding any other provision of this offer letter, no provision in this offer letter will affect the at-will nature of your Employment Agreement.

This offer is contingent upon successful completion of a background check and execution of your enclosed Employment Agreement.

We expect that you will play an important role in our success, and we are eager for you to join us. Please call me at (843) 654-3524 if you have any questions about these documents or any other aspect of this employment offer.

Sincerely,

John Mistretta
Senior Vice President of Human Resources

Please signify acceptance of this offer by signing and returning the original offer letter (both pages if applicable) by Wednesday, May 28, 2008 at 7:00 P.M. ET, to John Mistretta, Senior Vice President of Human Resources, at 2000 Daniel Island Drive, Charleston, SC 29492-7541. We have enclosed a self-addressed envelope for this purpose. You may also return your Employment Agreement with this offer letter, or bring it on your first day. Please be aware that you cannot be put into the payroll system until this information has been returned to the payroll department.

I accept the terms and conditions of this offer letter as stated above.

Jeff Kuligowski	Date

EXHIBIT B

EXHIBIT C

LIMITED EXCLUSION NOTIFICATION

THIS IS TO NOTIFY you in accordance with Section 2872 of the California Labor Code that the foregoing Agreement between you and Blackbaud Inc. does not require you to assign or offer to assign to Blackbaud, Inc. any invention that you developed entirely on your own time without using Blackbaud, Inc.’s equipment, supplies, facilities or trade secret information except for those inventions that either:

Relate at the time of conception or reduction to practice of the invention to Blackbaud, Inc.’s business, or actual or demonstrably anticipated research or development of Blackbaud, Inc.; or

Result from any work performed by you for Blackbaud, Inc.

To the extent a provision in the foregoing Agreement purports to require you to assign an invention otherwise excluded from the preceding paragraph, the provision is against the public policy of this state and is unenforceable.

This limited exclusion does not apply to any patent or invention covered by a contract between Blackbaud, Inc. and the United States or any of its agencies requiring full title to such patent or invention to be in the United States.

I ACKNOWLEDGE RECEIPT of a copy of this notification.

By:

Jeff Kuligowski

Date:

Witnessed by:

Blackbaud, Inc.

Name:

Position:

Dated: